Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1:                                                                Name and Address of Company

Neovasc Inc. (“Neovasc” or the “Company”)

13562 Maycrest Way, Suite 5138

Richmond, BC V6V 2J7

Item 2:                                                              Date of Material Change

January 6, 2020

Item 3:                                                                News Release

A news release announcing the material change was issued on January 6, 2020 through GLOBE NEWSWIRE and a copy was subsequently filed on SEDAR and EDGAR.

Item 4:                                                                Summary of Material Change

On January 6, 2020, Neovasc closed its previously announced registered direct offering (the “Offering”) priced at-the-market under Nasdaq rules of an aggregate of 1,185,000 series A units (“Series A Units”) and 1,241,490 series B units (“Series B Units” and together with the Series A Units, the “Units”) at a price of US$4.1351 per Series A Unit and US$4.135 per Series B Unit for aggregate gross proceeds to the Company of approximately US$10 million, before deducting placement agent’s fees and estimated expenses of the Offering payable by the Company.

Item 5:                                                                Full Description of Material Change

On January 6, 2020, Neovasc closed its previously announced registered direct Offering priced at-the-market under Nasdaq rules of an aggregate of 1,185,000 Series A Units and 1,241,490 Series B Units at a price of US$4.1351 per Series A Unit and US$4.135 per Series B Unit for aggregate gross proceeds to the Company of approximately US$10 million, before deducting placement agent’s fees and estimated expenses of the Offering payable by the Company.

H.C. Wainwright & Co. acted as the exclusive placement agent for the Offering.

Each Series A Unit consists of one common share of the Company and one warrant (a “Warrant”) to purchase one common share. Each Warrant entitles the holder to acquire one common share of the Company at a price of US$4.1351 at any time prior to the date which is four years following the date of issuance. Each Series B Unit consists of one pre-funded warrant of the Company (each, a “Pre-Funded Warrant”) and one Warrant. Each Pre-Funded Warrant entitles the holder to acquire one common share of the Company at a price of US$0.0001 at any time until the exercise in full of each Pre-Funded Warrant.

After deducting the placement agent’s fees and other offering expenses payable by Neovasc, the Company received net proceeds of approximately US$8.9 million. Neovasc intends to use the net proceeds from the Offering for the development and commercialization of the Neovasc Reducer™, development of the Tiara™ and general corporate and working capital purposes.

The Units and the securities comprising the Units were offered pursuant to a shelf registration statement (including a prospectus) previously filed with and declared effective by the Securities and Exchange Commission (the “SEC”) on July 13, 2018 and were qualified for distribution in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario by way of a final prospectus supplement to the Company’s base shelf prospectus dated July 12, 2018. The Company offered and sold the securities in the United States only. No securities were offered or sold to Canadian purchasers.

A prospectus supplement and accompanying prospectus relating to the Offering have been filed with the SEC and are available for free on the SEC’s website at www.sec.gov and are also available on the Company’s profile on the SEDAR website at www.sedar.com.  Electronic copies of the final prospectus supplement and the accompanying prospectus relating to the Offering may be obtained from H.C. Wainwright & Co., LLC, 430 Park Avenue 3rd Floor, New York, NY 10022, or by calling (646) 975-6996 or by emailing placements@hcwco.com.

The Company relied upon the exemption set forth in Section 602.1 of the TSX Company Manual, which provides that the Toronto Stock Exchange will not apply its standards to certain transactions involving eligible interlisted issuers on a recognized exchange, such as the Nasdaq Capital Market.

Item 6:                                                                Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:                                                                Omitted Information

Not applicable.

Item 8:                                                                Executive Officer

Chris Clark, Chief Financial Officer

Phone: 604-248-4138

Item 9:                                                                Date of Report

This Material Change Report is dated as of January 6, 2020